UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-41431

Polestar Automotive Holding UK PLC

Assar Gabrielssons Väg 9

405 31 Göteborg, Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On January 11, 2024, Polestar Automotive Holding UK PLC (“Polestar”) issued a press release announcing its estimates for global volumes for the fourth quarter of 2023.

Also on January 11, Polestar issued a press release announcing the appointment of Winfried Vahland to its board of directors. Additionally, Per Ansgar was appointed Chief Financial Officer, succeeding Johan Malmquist, who is pursuing his career outside of Polestar. Kristian Elvefors has also been appointed Global Head of Sales, succeeding Michael Whittington, who is pursuing his career outside of Polestar. All appointments are effective as of January 15, 2024.

Mr. Vahland was previously CEO and President of Volkswagen Group China, Chairman of the Executive Board of Skoda Auto and a Member of the Board of Volvo Cars. He is currently Member of the Supervisory Board of Proton Holdings. There are no transactions in which Mr. Vahland has an interest requiring disclosure under Item 7.B of Form 20-F. Additionally, Mr. Vahland has no family relationship with any director or executive officer of the Company or any person nominated or chosen by the Company to become a director or executive officer. Mr. Vahland will be entitled to standard compensation available to all non-employee directors (as described under “Directors, Senior Management and Employees—Executive Officer and Director Compensation” in Item 6.B of the Company’s annual report on Form 20-F filed with the SEC on April 14, 2023).

Mr. Ansgar was appointed CFO on a transitional basis, while a formal search is undertaken. Mr. Ansgar has close to 30 years of experience from senior controlling and finance roles, including CFO of Geely Sweden Holding, Deputy CFO of Volvo Cars and CFO of Volvo Cars China.

Copies of both press releases are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively.

Polestar expects to post its preliminary unaudited financial and operational results for the full year 2023 on Thursday, February 29, 2024, before market open in New York. Polestar’s CEO and CFO expect to hold a live audio webcast on Thursday, February 29, 2024 at 08:00 a.m. ET (14:00 CET) to discuss the Company’s results. Relevant documents and a link to the live audio webcast will be available on the Polestar Investor Relations website at https://investors.polestar.com. From February 15, 2024, verified shareholders will be able to ask questions through the Say Technologies platform, accessible via the Polestar Investor Relations website.

The description of Mr. Vahland’s and Mr. Ansgar’s appointments in this Form 6-K shall be deemed to be incorporated by reference into Polestar’s registration statement on Form S-8 (File No: 333-267146), registration statement on Form F-3 (File No. 333-266101) and registration statement on Form F-3 (File No. 333-274918) and to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished. Exhibits 99.1 and 99.2 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Press Release of Polestar Automotive Holding UK PLC, dated January 11, 2024, titled “Polestar announces global volumes for the fourth quarter, including a strong start to Polestar 4 deliveries”

99.2	Press Release of Polestar Automotive Holding UK PLC, dated January 11, 2024, titled “Polestar announces Board and Management appointments”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLESTAR AUTOMOTIVE HOLDING UK PLC

Date: January 11, 2024	By:	/s/ Thomas Ingenlath
	Name:	Thomas Ingenlath
	Title:	Chief Executive Officer

	By:	/s/ Johan Malmqvist
	Name:	Johan Malmqvist
	Title:	Chief Financial Officer